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December 19, 2016

VIA EDGAR

Kay-Mario Vobis, Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Renren Inc. (File No. 001-35147)

Dear Mr. Vobis:

We are writing on behalf of our client, Renren Inc. (the “Company”), to respond to the questions you raised in your e-mail of December 2, 2016.

The “Company” is used in this letter to refer to Renren Inc., its subsidiaries, and its consolidated affiliated PRC entities. Your questions are repeated below and followed in each case by the response thereto.

1.	Please provide us with an update on the Company’s preparations to spin off most of its long-term investments in order to come into compliance under the Investment Company Act. Please also provide us with a detailed description and expected timeline of the steps required to complete the spin-off.

Securities and Exchange Commission

December 19, 2016

The Company has been engaged in the following activities in preparation for the proposed spin-off (the “Spin-off”):

•	Transferring assets between entities within the Company so that the assets to be spun off will be held at the time of the Spin-off by the holding company that will be spun off (“SpinCo”);

•	Negotiating with a lender to whom the Company pledged shares of Social Finance Inc., to permit those shares to be transferred to SpinCo;

•	Discussing and negotiating key terms with several potential investors (“Stand-by Purchasers”) who may acquire whatever shares of SpinCo are not distributed in the Spin-off due to rights to acquire shares of SpinCo (the “Rights”) remaining unexercised;

•	Working out the operational and logistical requirements for distributing the Rights and distributing cash to shareholders who do not elect to exercise their Rights;

•	Starting collecting information for the information statement to be distributed to the Shareholders and the forms to be completed by shareholders of the Company who elect to exercise their Rights; and

•	Seeking authorization from the board of directors of the Company (the “Board”) for the Spin-off and keeping the Board updated on the progress of the preparations.

The Company wishes to advise the SEC that several of its existing major shareholders have indicated their interest in acting as the Stand-by Purchasers, and therefore, that the Board may establish a special committee to review the terms of the Spin-off (the “Special Committee”). Given that the Special Committee would have the authority to make decisions on the terms of the Spin-off, most of the preparation for the Spin-off will remain provisional until the Special Committee finishes its work.

Securities and Exchange Commission

December 19, 2016

Below please find the expected timeline for the steps required to complete the Spin-off:

DATE	STEPS
December to January	transferring assets within the corporate group
December to January	negotiating with the Stand-by Purchasers
week of February 5	approval of Spin-off by the Board or its Special Committee
February 13	public announcement of record date, distribution date and exercise date
February 20	books are closed for ADS issuances and cancellations
February 23	record date for distribution of Rights
February 24	finalizing information statement and related forms
February 28	printing information statement and related forms
March 2	distribution of Rights, information statement and related forms
March 23	deadline for exercise of Rights
March 24	deadline for delivery of supporting documents
March 28	verification of eligibility of Rights holders who elect to exercise
March 31	distribution of cash and shares of SpinCo

The timeline above assumes that terms are agreed with the Stand-by Purchasers and the Board or its Special Committee completes its work by early February. If the work is completed more quickly, then the remaining steps in the Spin-off will be moved up accordingly.

2.	According to news reports, it appears the Company recently participated in a Series B funding in Shenzhen Simtoo Intelligent Technology Co. (Simtoo). Please discuss the Company’s business purpose for making this additional investment, in particular in light of its ongoing efforts to reduce its long-term investments. Please also identify any other such investments the Company may have made since May 20, 2016.

The Company participated in the Series A equity financing of Shenzhen Simtoo Intelligent Technology Co. (“Simtoo”) in October and November 2015. As of June 30, 2016, the Company owned 10.54% of Simtoo with a book value of $0.97 million. The Company is not participating in Simtoo’s Series B equity financing and has not made any additional equity investment in Simtoo since May 20, 2016.

Securities and Exchange Commission

December 19, 2016

However, Simtoo will be launching a new product in the United States during the upcoming holiday season and it needed additional working capital to manufacture this product. As its Series B equity financing had not been completed, Simtoo requested two bridge loans from the Company, one of RMB10.0 million (approximately US$1.45 million) in August 2016 and one of RMB20.0 million (approximately US$2.90 million) in October 2016. The Company made these loans in order to protect the value of the Company’s existing investment in Simtoo’s Series A shares. The Company expects the majority of this loan to be repaid before the end of 2016 and the remainder to be repaid in early 2017.

Since May 20, 2016, the Company has made the additional investments described below. Three of the investments were loans where the borrowers are companies in which the Company holds a minority interest. One of the loans was made to facilitate the Company’s disposition of a business that the Company is no longer interested in operating, and the other two are short-term bridge loans to finance working capital and protect the value of the Company’s existing investment. In addition to these three loans, the Company has transferred cash to five investment funds to fulfill its capital commitments pursuant to contractual obligations that were already in existence prior to May 20, 2016. The details are presented below:

1. In connection with its social networking business, the Company developed a mobile app for recording and organizing business cards, the rights to which were held by a subsidiary of the Company, Jingwei Inc. Limited (“Jingwei”). The Company was not interested in continuing to develop Jingwei’s business and was seeking someone who would be interested in acquiring it. Business Connect China Inc. (“BCC”) was interested in acquiring Jingwei from the Company. Beginning in 2015, the Company held discussions with BCC to transfer Jingwei to BCC in exchange for equity of BCC, but the transaction was delayed by complications and agreement was only reached in May 2016. As part of the consideration to induce BCC to acquire Jingwei, the Company invested US$3.0 million in a two-year convertible note issued by BCC, which is intended provide BCC with cash to develop the Jingwei business. The Company’s principal motivation in engaging in this transaction was to realize value in disposing of an asset in which the Company was itself no longer interested.

2. Between December 2014 and June 2015, the Company acquired a 21.09% interest in Sindeo, Inc. (formerly known as MoneyPark) for US$6.0 million. In August 2016, the Company made a loan of $200,000 to Sindeo for purposes of financing Sindeo’s working capital needs. The Company expects this loan to be repaid in 2017. Sindeo operates a business in the United States that has informed the Company’s own efforts to establish an internet finance business, and the Company made this loan to help finance Sindeo’s working capital needs and to protect the Company’s original investment.

Securities and Exchange Commission

December 19, 2016

3. In January 2015, the Company acquired a 20.00% interest in 268V Limited for US$75.00 million. In September 2016, the Company made a loan of $3.0 million to 268V Limited for purposes of financing 268V Limited’s working capital needs. The loan was structured as convertible debt. The Company does not intend to convert the debt and expects the loan to be repaid in 2017.

4. Since May 20, 2016, the Company has been required to transfer cash to five investment funds to fulfill its capital commitments pursuant to contractual obligations that were already in existence from earlier years.

The table below shows the name of each of these funds, the month and year when the Company become contractually obligated to invest in it, the size of the Company’s total capital commitment, the amount that the Company had paid prior to May 20, 2016, the additional amounts that the Company paid in May, August, September and November 2016 to meet capital calls, and the total amount paid to date by the Company to each of the funds. All amounts are given in U.S. dollars.1

Fund	Date of Contractual Obligation	Total Contractual Commitment	Paid Prior to May 20, 2016	Paid in May 2016	Paid in August 2016	Paid in September 2016	Paid in November 2016	Total Paid to Date
Future Capital Discovery Fund I, L.P.	July 2014	2,000,000	1,200,000	—	200,000	—	—	1,400,000
Arbor Venture Fund I, L.P.	Nov 2014	2,000,000	580,000	240,000	140,000	—	140,000	1,100,000
11.2 Capital I, L.P.	Jan 2015	2,000,000	800,000	—	103,000	—	—	903,000
Social Leverage Capital Fund II, L.P.	Feb 2015	1,039,912	550,297	120,063	—	80,042	—	750,401
Suzhou You Ge Hu Lian Entrepreneur Investment Center	June 2015	725,000	435,000	—	290,000	—	—	725,000
Total		7,764,912	3,565,297	360,063	733,000	80,042	140,000	4,878,401

[1]	The investment in Suzhou You Ge Hu Lian Entrepreneur Investment Center is denominated in Renminbi. The total commitment is RMB 5 million, with RMB 3 million paid prior to May 20, 2016 and the remaining RMB 2 million paid in August 2016.

Securities and Exchange Commission

December 19, 2016

For the sake of completeness, the Company is adding descriptions of transactions involving two other companies where the form of the Company’s investment has changed since May 20, 2016, but where the transaction did not involve any additional investment by the Company.

5. In January 2015, the Company made an investment in Golden Axe Ltd., a Cayman corporation that had set up a variable interest entity structure in China in preparation for a possible IPO outside of China. In late 2015, Golden Axe began to restructure in anticipation of conducting an IPO in China instead. As part of this restructuring, Golden Axe is being dissolved and the shareholders of Golden Axe have acquired interests in the onshore entity, Shenzhen Jinfuzi Internet Technology Co., Ltd. (“Jinfuzi”). The Company has not made and is not making any additional investment in Golden Axe or in Jinfuzi in connection with this restructuring.

6. In November 2015, the Company acquired an 18.00% interest in AutoGo Inc. for US$6.5 million. The Company made convertible loans to AutoGo of $1.8 million in November 2015 and US$1.0 million in February 2016. In October 2016, the loans were automatically converted by their terms into equity of AutoGo. The Company has not made any additional investment in AutoGo since the loan in February 2016.

Securities and Exchange Commission

December 19, 2016

*      *      *

If you have any questions regarding the above, please contact the undersigned by phone at +852-3740-4891 or via e-mail at will.cai@skadden.com.

Very truly yours,

/s/ Will H. Cai
Will H. Cai

cc:	Renren Inc.

Joseph Chen, Chairman and Chief Executive Officer

Thomas Jintao Ren, Chief Financial Officer

Skadden, Arps, Slate, Meagher & Flom LLP
Z. Julie Gao, Esq.